THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

November 27, 2013

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for fiscal year ended December 31, 2012

Filed February 12, 2013

File No. 1-1927

Dear Ms. Rocha:

This letter is in response to the letter, dated November 14, 2013 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.	It appears from your disclosures elsewhere in your document that net periodic pension costs represent a substantial component of your overall cost structure. Please provide draft disclosure to be included in future filings that expands MD&A to include discussion and analysis of the financial statement geography of your net periodic pension costs.

In our Form 10-K for the year ended December 31, 2013 and in future filings, we will include the following additional disclosure under the heading “Critical Accounting Policies – Pensions and Other Postretirement Benefits”:

“Net periodic pension costs are recorded in CGS [Cost of Goods Sold], as part of the cost of inventory sold during the period, or SAG [Selling, Administrative and General expense] in our Consolidated Statements of Operations, based on the specific roles (i.e., manufacturing vs. non-manufacturing) of employee groups covered by each of our pension plans. In 201X, approximately XX% and XX% of net periodic pension costs are included in CGS and SAG, respectively, compared to XX% and XX%, respectively, in 201X and XX% and XX%, respectively, in 201X.” [If there are significant percentage changes between periods, we will explain the reasons.]

Critical Accounting Policies, page 38

General and Product Liability and Other Litigation, page 38

2.	You disclose that you have recorded a receivable related to asbestos claims of $73 million, of which $10 million was classified in current assets. Please provide the following information:

•	You disclose $10 million of income was recorded related to the above insurance recoveries. Provide a rollforward of your receivable balance for each year presented, providing explanations for year over year activity and an aging of the receivables;

•	Describe the factors you considered in concluding that the $73 million recorded as insurance receivable is probable and reasonably estimable, specifically addressing the probability of the amounts recorded as non-current;

•	Briefly describe the terms and provisions of your insurance policies covering the asbestos claims, including coverage, expected term, termination provisions, renewal options and limitations on coverage;

•	Clarify whether the claim recoveries you have recorded as receivables are expected to be recovered under your coverage-in-place agreement or excess insurance policy;

•	Tell us how you determined the amount of the receivable; and

•	Tell us how your accounting for and classification of this insurance receivable is in accordance with ASC 410-30.

Below is a rollforward for the insurance receivable for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Balance at January 1	$67,300	$66,900
Recoveries from insurers	(4,736)	(8,449)
Newly-recorded future insurance recoveries	10,336	8,849

Balance at December 31	$72,900	$67,300

At December 31, 2012, approximately $2 million of receivables had been billed to insurers and was pending receipt. All other amounts included in the receivable balance had not been billed to our insurers. There were no amounts past due at December 31, 2012. During the first nine months of 2013, approximately $5 million was billed. At September 30, 2013, approximately $3 million of the billed amounts remains outstanding.

Goodyear purchased policies for primary general liability insurance from January 1, 1950 through January 1, 1977 that do not exclude coverage for asbestos claims. In addition, Goodyear purchased policies for umbrella/excess general liability insurance from August 20, 1955 through July 1, 1986 that do not exclude coverage for asbestos claims. Although these general liability insurance policies contain varying terms, conditions and exclusions, they generally were written to provide coverage for claims seeking damages for bodily injury that takes place during the policy period. Goodyear also purchased certain aviation insurance policies that provide coverage for asbestos claims involving aviation products. Coverage under the insurance policies is subject to applicable limits in the policies, the policy periods, the points at which excess insurance applies, and other terms, conditions and exclusions. The policies are not subject to renewal options as they relate to losses incurred in past periods.

Goodyear is a party to coverage-in-place agreements with two primary and one excess general liability insurer. Goodyear can reasonably estimate probable recoveries under these agreements for asbestos products claims and for certain asbestos premises claims based on the terms of the agreements, the estimated liability for claims and related defense costs, and the financial viability of the insurance companies. In addition, Goodyear can reasonably estimate probable recoveries under certain primary and excess general liability insurance policies and aviation insurance policies based on the terms of these policies, the estimated liability for claims and related defense costs, the financial viability of the insurance companies, payment history and relevant law.

Our asbestos liability is calculated with the assistance of a third party consultant based on several factors including the number of claims filed and pending, the litigation environment in which the claims are filed, Federal and State laws governing compensation for asbestos claims, and our approach to defending and resolving claims. Our current and long-term portion of the insurance receivable is calculated with the assistance of a third party consultant based on our claim profile, the expected timing of the settlement of related asbestos liabilities and the terms of the relevant insurance policies and coverage-in-place agreements. In accordance with ASC 410-30, a receivable is recorded only when collection is deemed probable based on various factors including the financial viability of our insurers, payment history and the legal obligation of the insurers to make payment. Any amounts in litigation with an insurer are not included in the calculation of our insurance receivable and no receivable is recorded by Goodyear for such amounts. We do not expect to incur transaction costs, other than immaterial incidental costs, related to the recovery of recorded receivables and thus have not reduced the expected recoveries for such costs. In the last five years, we have collected approximately $30 million of insurance recoveries from our insurers.

Due to the uncertainty of the timing and amounts of cash flows associated with our asbestos liability, the time value of money is not included in the measurement of our asbestos liability. Accordingly, the time value of money is not considered in the calculation of Goodyear’s insurance receivable.

Recoverability of Goodwill, page 39

3.	For the EMEA reporting unit, we note in your 2013 goodwill impairment test that you performed step 1 of the impairment test and concluded that fair value would have to decline over 60% for fair value to fall below carrying value. Please provide draft disclosure to be included in future filings that discusses the degree of uncertainty associated with your key assumptions and any relevant adverse events and circumstances, including future rationalizations, that could affect the significant inputs used to determine the fair value of your reporting unit.

In our Form 10-K for the year ended December 31, 2013 and in future filings, we will include the following revised disclosure under the heading “Critical Accounting Policies — Recoverability of Goodwill” (underlined to show additions):

“Given the current economic conditions in Europe and the segment operating results of our EMEA reporting unit, we concluded that it was necessary to perform a quantitative analysis in connection with our 2013 annual goodwill impairment assessment for that reporting unit. We determined the estimated fair value of our EMEA reporting unit using a discounted cash flow approach consistent with the methodology used in our most recent quantitative annual testing. The key assumptions incorporated in the discounted cash flow approach include a growth rate, projected segment operating income, cost savings from announced rationalizations plans and our performance improvement plan, planned capital expenditures, anticipated funding for pensions, and a discount rate equal to our assumed long-term cost of capital. This impairment test involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. To address this uncertainty we prepared sensitivity analyses on key estimates and assumptions. Based on the testing performed in accordance with ASC 350, the annual impairment test indicated there was no impairment of goodwill in our EMEA reporting unit since the fair value exceeded the carrying value. Fair value would have to decline over 60% for fair value to fall below carrying value, and a 500 basis point increase in the discount rate would not indicate impairment. However, a further significant decline in the growth rate in Europe or a reduced growth rate in emerging markets and failure to achieve projected savings from our profit improvement plan and/or anticipated savings related to the closure of our Amiens, France manufacturing facility may have a negative effect on the fair value of our EMEA reporting unit.”

Note 1. Accounting Policies, page 65

Stock-Based Compensation, page 69

4.	We note your disclosure that the expected term of your options is determined using a weighted average of the contractual term and vesting period under the simplified method, as historical data was not sufficient to provide a reasonable estimate. Please explain your basis that there was not sufficient historical data in determining your expected term. In this regard, we note that approximately 3.2 million options have been exercised during the past five years. Further, tell us what consideration was given to including the disclosures required by SAB No. 110 when using the simplified method, including the reason why the method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

On an annual basis Goodyear assesses the expected term assumption used within the Black-Scholes valuation model for our stock option awards. Annually, we review our historical exercise activity for our stock option awards and have concluded that there has not been sufficient, consistent historical exercise activity to provide a reasonable basis upon which to forecast or estimate our expected exercise term. At the end of 2012, stock options granted in seven of the past ten years were “underwater”, which has resulted in limited exercise activity. Over the past five years there were 3.2 million options exercised, approximately 15% of the total vested options. Thus, we do not believe our historical exercise activity provides a reasonable basis on which to set our expected term. Had we utilized our actual historical exercise experience for this five year period to determine our expected term, we would have assumed an estimated expected term of approximately 6.8 years in our Black-Scholes valuation model, which would amount to an increase in annual expense of less than $0.5 million, which we do not consider to be material. In addition, we do not believe any other published data within the industry would provide a reasonable basis on which to estimate our expected term. As such, we had concluded the simplified method was a reasonable method to use to set our expected term.

Goodyear only has one type of stock option award. This type of award qualifies as a plain vanilla share option under SAB 110, and thus we have utilized the simplified method for all awards granted in the periods disclosed in the 2012 Form 10-K and the disclosure in Note 1 and Note 17 covers all outstanding stock option awards for all periods.

Given the increase in Goodyear’s stock price during 2013, we anticipate increased exercise activity, providing a better basis for us to reasonably estimate our expected term, and expect to cease the use of the simplified method.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Thomas D’Orazio, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company